Exhibit 99.1

EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$31,074	$34,748
Marketable securities	-	2,128
Short-term bank deposits	7,000	10,000
Trade receivables	59	72
Other receivables and prepaid expenses	1,711	2,079

	39,844	49,027
LONG-TERM ASSETS:
Long-term deposits	9	9
Operating lease right-of-use-assets	2,303	2,671
Property, plant and equipment, net	2,341	2,583
Intangible assets, net	16,609	17,074

	21,262	22,337

	$61,106	$71,364
CURRENT LIABILITIES:
Trade payables	$718	$1,001
Employees and payroll accruals	1,596	2,079
Operating lease liability	829	895
Liabilities in respect of government grants	52	37
Deferred revenues and other advances	558	386
Other payables	1,068	1,348

	4,821	5,746
LONG-TERM LIABILITIES:
Operating lease liability	1,787	2,076
Liabilities in respect of government grants	3,524	3,325

	5,311	5,401
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 25,754,297 at June 30, 2020 and December 31, 2019, respectively	142	142
Share premium and other capital reserve	205,990	205,904
Accumulated deficit	(166,370)	(155,902)

Equity attributable to equity holders of the Company	39,762	50,144

Non-controlling interests	11,212	10,073

Total equity	50,974	60,217

	$61,106	$71,364

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited

Revenues	$373	$540
Cost of revenues	153	172

Gross profit	220	368

Operating expenses:

Research and development, net	8,478	7,024
Business development	1,438	970
General and administrative	2,388	1,746

Total operating expenses	12,304	9,740

Operating loss	(12,084)	(9,372)

Financing income	643	1,870
Financing expenses	(584)	(390)

Financing income, net	59	1,480

Loss before taxes on income	(12,025)	(7,892)
Taxes on income	7	3

Loss	$(12,032)	$(7,895)

Attributable to:
Equity holders of the Company	$(10,468)	$(7,803)
Non-controlling interests	(1,564)	(92)

	$(12,032)	$(7,895)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.41)	$(0.31)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,754,297

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of December 31, 2018 (audited)	$142	$187,701	$(137,790)	$50,053	$253	$50,306

Loss	-	-	(7,803)	(7,803)	(92)	(7,895)

Share-based compensation	-	338	-	338	109	447

Balance as of June 30, 2019	$142	$188,039	$(145,593)	$42,588	$270	$42,858

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of December 31, 2019 (audited)	$142	$205,904	$(155,902)	$50,144	$10,073	$60,217

Loss	-	-	(10,468)	(10,468)	(1,564)	(12,032)

Benefit to non-controlling interests regarding share-based compensation	-	(6)	-	(6)	6	-

Share-based compensation		92		92	2,697	2,789

Balance as of June 30, 2020	$142	$205,990	$(166,370)	$39,762	$11,212	$50,974

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flows from operating activities

Loss	$(12,032)	$(7,895)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	916	1,315
Amortization of intangible assets	465	-
Share-based compensation	2,789	447
Net financing income	(66)	(1,619)
Taxes on income	7	3

	4,111	146
Changes in asset and liability items:

Decrease in trade receivables	13	13
Decrease (increase) in other receivables	390	(656)
Decrease in trade payables	(234)	(261)
Decrease in employees and payroll accruals	(483)	(364)
Decrease in other payables	(229)	(80)
Increase (decrease) in deferred revenues and other advances	172	(193)

	(371)	(1,541)

Cash received (paid) during the period for:

Interest received	166	55
Interest paid	(118)	(138)
Taxes paid	(7)	(3)

Net cash used in operating activities	$(8,251)	$(9,376)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(415)	$(197)
Proceeds from sale of marketable securities	2,097	19,994
Purchase of marketable securities	-	(1,637)
Proceeds from bank deposits, net	3,000	-

Net cash provided by investing activities	4,682	18,160

Cash flows from financing activities:

Proceeds from government grants	175	287
Repayment of operating lease liability	(329)	(366)
Repayment of government grants	(11)	(575)

Net cash used in financing activities	(165)	(654)

Exchange rate differences - cash and cash equivalent balances	60	157

Increase (decrease) in cash and cash equivalents	(3,674)	8,287

Cash and cash equivalents, beginning of the period	34,748	5,810

Cash and cash equivalents, end of the period	$31,074	$14,097

Significant non-cash activities
Acquisition of property, plant and equipment	$117	$52

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: –     GENERAL

a.
Evogene Ltd. together with its subsidiaries (the "Company" or "Evogene") is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health, and agriculture through the use of its broadly applicable Computational Predictive Biology (“CPB”) platform. The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd.

The Company has a history of losses and incurred operating losses of $12,032 and $7,895 during the periods of six months ended June 30, 2020 and 2019, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry (see Note 8).

The Company's management and board of directors are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company's products in the foreseeable future.

Evogene Ltd. was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company’s shares have been trading on the Tel Aviv Stock Exchange (“TASE”) since 2007, on the New York Stock Exchange (“NYSE”) from November 2013 until December 2016, and on the Nasdaq Stock Market ("NASDAQ") since December 2016.

b.	The Company principally derives its revenues from collaboration arrangements (see Note 3).

c.	The Company subsidiaries: AgPlenus Ltd., Biomica Ltd., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences Inc., Canonic Ltd., Casterra Ag Ltd. (formerly Evofuel Ltd.) and Evogene Inc.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.

Biomica Ltd. was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. Lavie Bio Ltd. has incorporated two wholly owned subsidiaries, Lavie Bio Inc. and Lavie Bio Tech Inc., Lavie Bio Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: –     GENERAL (Cont.)

On August 6, 2019, Corteva Inc. invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences for 27.84% of Lavie Bio's shares. Upon consummation of the foregoing transaction, Corteva holds 27.84% while Evogene Ltd. holds 72.16% of Lavie Bio Ltd.’s equity. As a result, Lavie Bio Ltd. recorded as of the transaction date, a share premium and a non-controlling interest in the amounts of $17,406 and $10,042, respectively.
As part of the transaction, the parties also entered into a commercial arrangement, including with respect to the commercialization by Corteva of Lavie Bio’s products, mainly in corn and soybean.

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

Casterra Ag Ltd. was incorporated on January 1, 2012 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control.

d.
The Company’s subsidiaries and divisions are split into three operating segments: Agriculture - Evogene seed traits division, Lavie Bio, Ag Planus; Human - Biomica, Canonic; Industry - Casterra (see Note 7).

NOTE 2: -      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2020 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2020.

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of profit or loss, the statement of changes in shareholders’ equity and the consolidated statements of cash flows for the six months ended June 30, 2020 and 2019 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2020, as well as its results of operations and cash flows for the six months ended June 30, 2020 and 2019. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2019 annual consolidated financial statements.

b.	IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" (the "Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1.
Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2.
Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3.	Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4.	Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5.	Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment was applied on January 1, 2020, prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted. The new guidance had no impact on the interim consolidated financial statements.

NOTE 3: -	COLLABORATION AND RESEARCH AGREEMENTS-

Below is information regarding collaboration agreements entered into during the six months ended June 30, 2020, each of which amounts to 10% or more of our total revenues for the period:

a.	In February 2020, the Company entered into a collaboration agreement for computational analysis of a lead compound including wet validation.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	COLLABORATION AND RESEARCH AGREEMENTS- (Cont.)

b.
In March 2020, the Company entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, the Company and Corteva will work together to optimize herbicide product candidates originating from the Company’s pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva.

NOTE 4: -      MARKETABLE SECURITIES

	June 30, 2020	December 31, 2019
	Unaudited	Audited

Financial assets measured at fair value through profit or loss:

Participation certificates in trust funds – Level 1	$-	$1,042
Corporate bonds and government treasury notes – Level 2	-	1,086

	$-	$2,128

During the six months ended June 30, 2020 and the year ended December 31, 2019, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

NOTE 5: -      LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2020	December 31, 2019
	Unaudited	Audited

Balance at January 1,	$3,362	$3,886
Grants received	175	493
Royalties paid	(11)	(44)
Binational Industrial Research and Development Foundation (“BIRD”) repayment	-	(546)
Amounts recorded in profit or loss	50	(427)

	$3,576	$3,362

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of June 30, 2020, the Company received grants amounting to $7,584 (including accrued interest), of which $3,442 were repaid to date.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -      LIABILITIES IN RESPECT OF GOVERNMENT GRANTS (Cont.)

The Company received research and development grants from BIRD amounting to $936 and undertook to pay royalties of 5% of revenues derived from research and development projects that were financed by BIRD or upon conclusion of product development. On April 1, 2019, the Company repaid $546 out of its current liabilities in respect of government grants. On July 22, 2019, the Company decided to withdraw from the project and notified BIRD, and therefore a liability in the amount of $410 was cancelled.

NOTE 6: -      SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2020	2019
	Unaudited

Share-based compensation – Attributable to equity holders of the Company	$68	$338
Share-based compensation – Attributable to non-controlling interests	2,721	109

	$2,789	$447

Evogene Ltd. maintains three share option and equity incentive plans: the Evogene Share Option Plan (2002), the Evogene Ltd. Key Employee Share Incentive Plan, 2003, and the Evogene Ltd. 2013 Share Option Plan. All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares and generally expire 10 years from the grant date.

b.	Evogene Ltd. share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2020 and 2019, the board of directors of Evogene Ltd. approved to grant its employees, directors and consultants 790,000 and 87,500 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $184 and $71, respectively.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -      SHARE- BASED COMPENSATION (Cont.)

c.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of Evogene Ltd. as of June 30, 2020 and during the period then ended:

	2020
	Number of options	Weighted average exercise prices ($)
	Unaudited

Outstanding on January 1	4,335,017	7.08
Grants	790,000	1.10
Forfeited	(807,468)	6.95

Outstanding on June 30	4,317,549	5.99

Exercisable on June 30	2,511,019	8.74

d.
The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2020 and 2019, the Company's subsidiaries approved to grant their employees, directors and consultants 775,848 and 61,250 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $4,068 and $398, respectively. The fair value was estimated using the binomial model with assumptions consistent with those used in the previous year.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries as of June 30, 2020 and during the period then ended:

	2020
	Number of options	Weighted average exercise prices ($)
	Unaudited

Outstanding on January 1,	460,038	0.13
Grants	775,848	1.94
Forfeited	(40,484)	0.20

Outstanding on June 30,	1,195,402	1.31

Exercisable on June 30,	502,257	0.17

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -     SHARE- BASED COMPENSATION (Cont.)

e.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2020	2019
	Unaudited

Research and development, net	$1,404	$214
Business development	897	123
General and administrative	488	110

	$2,789	$447

NOTE 7: -     OPERATING SEGMENTS

General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent Company and two of the Company's subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The Human segment consists of the Company's subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of the Company's subsidiary Casterra AG Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Human segment	-	Discovery and development of human microbiome-based therapeutics.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Segments performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -     OPERATING SEGMENTS (Cont.)

a.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2020

Revenues	$354	$-	$-	$19	$373

Operating loss	$(4,392)	$(147)	$(1,861)	$(5,684)	$(12,084)

Net financing income					$59

Loss before taxes on income					$(12,025)

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2019

Revenues	$497	$20	$-	$23	$540

Operating loss	$(4,724)	$(219)	$(1,090)	$(3,339)	$(9,372)

Net financing income					$1,480

Loss before taxes on income					$(7,892)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more of total revenues:

	Six months ended June 30,
	2020	2019
	Unaudited

Customer A	12%	-
Customer B (subsidiary shareholder)	67%	46%
Customer C	-	25%
Customer D	12%	-
Customer E	-	18%

NOTES TO CONSOLIDATED INTERIM STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -     OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Six months ended June 30,
	2020	2019
	Unaudited

United States	67%	46%
Israel	17%	29%
Brazil	12%	18%
Other	4%	7%

	100%	100%

The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	June 30, 2020	December 31, 2019
	Unaudited	Audited

United States	89%	88%
Israel	11%	12%

	100%	100%

NOTE 8: -     SUBSEQUENT EVENTS

On September 3, 2020, the Company entered into a definitive agreement with certain institutional investors, in connection with a registered direct offering of an aggregate of 5,882,353 ordinary shares at a price per share of $1.70, for aggregate gross cash consideration of $10 million.